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SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
109

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washing[ton, D.C.]

10029274

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham + Co., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct. NW
(No. and Street)

Gig Harbor (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Ste. 600 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kye A. Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2009

CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

RSM McGladrey Network
An Independently Owned Member

50 West Broadway, Suite 600 • Salt Lake City, Utah 84101
Telephone (801) 328-4408 • Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's of
Abraham & Co., Inc.
Gig Harbor, Washington

We have audited the statement of financial position of Abraham & Co., Inc. as of December 31, 2009, and the related statement of operations, stockholder's equity (deficit), and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 23, 2010

ABRAHAM & CO., INC.
Statement of Financial Condition

ASSETS

	December 31, 2009
CURRENT ASSETS	
Cash	$ 1,903
Cash deposit with clearing organization	10,610
Commissions receivable	4
Marketable securities, at fair value	78
Investment in affiliate company, at fair value	63,000
Total Current Assets	75,595
Equipment and software at cost, net of accumulated depreciation of $1,458	4,574
Total Assets	$ 80,169

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 2,318
Total Current Liabilities	2,318
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	114,993
Accumulated deficit	(49,942)
Total Stockholder's Equity	77,851
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$ 80,169

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Operations

	For the Year Ended December 31, 2009
REVENUES	
Commissions	$ 14,660
Management services	11,390
Administrative fees charged to related parties	18,000
Unrealized gain on investment in affiliate company	33,000
Total Revenue	77,050
OPERATING EXPENSES	
General and administrative expense	23,891
Employee compensation	17,250
Depreciation	1,408
Unrealized loss on marketable securities	8
Total Operating Expenses	42,549
INCOME BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	34,493
OTHER INCOME (EXPENSE)	
Interest expense	(33)
Interest income	14
Total Other Income (Expense)	(19)
INCOME BEFORE INCOME TAXES	34,474
INCOME TAX	-
NET INCOME	$ 34,474
BASIC AND DILUTED INCOME PER SHARE	$ 2.69
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		
Balance at December 31, 2008	12,800	$ 12,800	$ 114,993	$ (84,416)
Net income for year ended December 31, 2009	-	-	-	34,474
Balance at December 31, 2009	12,800	$ 12,800	$ 114,993	$ (49,942)

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

		For the Year Ended December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	34,474
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,408
Unrealized loss on marketable securities		8
Unrealized gain on investment in affiliate company		(33,000)
Changes in operating assets and liabilities:		
(Increase) in deposit with clearing organization		(14)
Decrease in commissions receivable		427
Increase in accounts payable and accrued expenses		150
Net Cash Provided by Operating Activities		3,453
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchase of equipment		(2,941)
Net Cash Used by Investing Activities		(2,941)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		512
CASH, BEGINNING OF YEAR		1,391
CASH, END OF YEAR	$	1,903
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID FOR:		
Interest	$	33
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology. During the year ended December 31, 2009, the Company recorded an unrealized loss of $8 on its marketable securities. The Company also recorded an unrealized gain of $33,000 on its investment in an affiliate company.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the years ended December 31, 2009 consists of the following:

	2009
Federal:	
Current	$ -
Deferred	-
State:	
Current	-
Deferred	-
	$ -

The net deferred tax asset consists of the following components at December 31, 2009

	2009
Deferred tax assets:	
NOL carryover	$ 993
Depreciation	(1,170)
Valuation allowance	177
Net deferred tax asset	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2009 due to the following:

	2009
Book income	$ 13,445
Unrealized gain on marketable securities	(12,865)
Depreciation	(546)
Meals and entertainment	137
Net operating loss	(171)
	$ -

At December 31, 2009, the Company had net operating loss carryforwards of approximately $2,547 that may be offset against future taxable income from the year

2009 through 2029. No tax benefit has been reported in the December 31, 2009 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

The Financial Accounting Standards Board ("FASB") has issued ASC 740-10-25, Accounting for Uncertainty in Income, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740, Accounting for Income Taxes. ASC 740-10-25 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of ASC 740-10-25, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740-10-25.

At the adoption date of January 1, 2007, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of September 30, 2008, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Washington. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006.

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2009, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $53,315 which was $48,315 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a 23 percent ownership interest in, and is president of, another corporation. During the year ended December 31, 2009, the Company earned $18,000 in administrative fees for services provided to this corporation.

NOTE 6 - SUBSEQUENT EVENTS

In May 2009, the Financial Accounting Standards Board issued FASB ASC 855 "Subsequent Events" which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC 855 for the year ended December 31, 2009.

There were no significant subsequent events as of February 22, 2010.

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 77,851
Non-allowable assets:	
Fixed assets net of accumulated depreciation	(4,574)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1	(19,962)
Net Capital	$ 53,315

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 2,318
Aggregate Indebtedness	$ 2,318

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 154
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 48,315
Ratio: Aggregate indebtedness to net capital	0.434 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 53,318
Adjustments to accounts payable	(3)
Net Capital Per Above	$ 53,315

ABRAHAM & CO., INC.
Schedule II
Computation under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2009

<u>EXEMPTIVE PROVISIONS</u>

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

RSM McGladrey Network
An Independently Owned Member

50 West Broadway, Suite 600 • Salt Lake City, Utah 84101
Telephone (801) 328-4408 • Fax (801) 328-4461

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Board of Directors
Abraham & Co., Inc.
Gig Harbor, Washington

In planning and performing our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Abraham & Co., Inc. for the year ended December 31, 2009.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange act of 1934, and should not be used for any other purpose.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 23, 2010